650 Page Mill Road Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

August 16, 2016

Via EDGAR and Overnight Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng
Gabriel Eckstein
Kathleen Collins
Eiko Yaoita Pyles

Re:	Nutanix, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 27, 2016
File No. 333-208711

Ladies and Gentlemen:

On behalf of our client, Nutanix, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2016 (the “Comment Letter”), relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-1. We are concurrently filing via EDGAR this letter and publicly filing Amendment No. 3 to Registration Statement (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on May 27, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG     LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI     WASHINGTON, DC    WILMINGTON, DE

Division of Corporation Finance

August 16, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Contractual Obligations, page 82

1.	Please include a footnote to the April 30, 2016 contractual obligations table indicating that you are required to repay the Senior Notes upon receipt of cash proceeds from the offering and as such, the Notes may be repaid within one year.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Registration Statement to include a footnote to the April 30, 2016 contractual obligations table indicating that it is required to repay the Senior Notes upon receipt of cash proceeds from the offering and as such, the Senior Notes may be repaid within one year. As described in the Registration Statement, the Company intends to repay the Senior Notes in full prior to the effectiveness of the offering and does not intend to use any proceeds from the offering to repay the Senior Notes.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

2.	Please revise to remove the pro forma adjustments for the repayment of debt and the sale of short-term investments from the face of the historical balance sheet.

In response to the Staff’s comment, the Company has revised the disclosures on pages 14, 54 and F-3 of the Registration Statement to remove the pro forma adjustments for the repayment of debt and the sale of short-term investments from the face of the historical balance sheet.

Notes to Consolidated Financial Statements

Note 12. Income Taxes, page F-32

3.	We note that you held $12.1 million in cash and cash equivalents in your foreign subsidiaries as of July 31, 2015. Please tell us whether you held any short-term investments in your foreign subsidiaries as of July 31, 2015 and April 30, 2016, and disclose the amount, if material. Also tell us whether you will need to repatriate any undistributed foreign earnings to repay the senior notes.

The Company advises the Staff that none of its short-term investments were held by any of its foreign subsidiaries as of July 31, 2015 and April 30, 2016. The Company has revised the disclosure on page F-34 to note this. The Company further advises the Staff that it will not repatriate any undistributed foreign earnings to repay the Senior Notes.

***

Division of Corporation Finance

August 16, 2016

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

By:	/s/ Mark B. Baudler
Mark B. Baudler

cc:	Dheeraj Pandey, Nutanix, Inc.
Duston Williams, Nutanix, Inc.
Kenneth Long, Nutanix, Inc.
Eric Whitaker, Nutanix, Inc.
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.
Jeffrey R. Vetter, Fenwick & West LLP
James D. Evans, Fenwick & West LLP
Previn Waas, Deloitte & Touche LLP